August 24, 2007

Room 4561

Mr. Blake Jorgensen
Chief Financial Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

>   **Re:**   **Yahoo! Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed February 23, 2007**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
>   **Filed August 8, 2007**
>   **File No. 000-28018**

Dear Ms. Decker:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Marketing Services Revenue, page 38

1.   We note that you changed your method for computing the volume of page views
        and searches and average revenue per page view and search during the second
        quarter of 2006. Address the following with respect to this change:

        - Identify any other offerings that are excluded from these metrics and
          explain the basis for exclusion;
        - Indicate whether you have a policy of excluding offerings for which
          internet traffic monetization occurs at a lower rate. If so, explain why;
        - Describe the "content match" offering to us and differentiate it from the
          offerings that remain part of the calculations;
        - Quantify the impact of excluding the content match data on these metrics;
          and
        - Tell us more about the purpose of these metrics and why you believe that
          it is more meaningful to exclude content match statistics entirely from
          your presentation.

        In addition to providing the information above, consider expanding your
        disclosures to provide a more robust discussion of these metrics that allows
        readers to understand their purpose and your approach to presenting them.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 The Company and Summary of Significant Accounting Policies

Internal Use Software and Website Development Costs, page 65

2.   We note that your costs capitalized in 2006 were over four times higher than in
        the previous years presented. Explain to us the nature of this significant
        fluctuation. In addition, tell us how you considered discussing the impact of your
        capitalization activities on your results of operations within MD&A. Finally,
        describe your future expectations regarding such capitalization and tell us why
        you have not disclosed those expectations.

Form 10-Q for the Quarterly Period Ended June 30, 2007

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 13. Segments, page 19

3.   We note your announcement, on December 5, 2006, that a reorganization of your structure and management would take place in 2007. Your announcement indicates that the reorganization is designed, in part, to "better align your operations with your key customer segments" and to "increase accountability." Please tell us whether this reorganization is complete and, if so, why it has not affected your segment disclosures.

* * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief